[KPMG LETTERHEAD]

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Synlogic, Inc.

We consent to the incorporation by reference in the registration statements (No. 333-220841) on Form S-8 and (No. 333-220948) on Form S-3 of Synlogic, Inc., of our report dated March 20, 2018, with respect to the consolidated balance sheets of Synlogic, Inc. as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive loss, contingently redeemable preferred equity and stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements), which report appears in the December 31, 2017 annual report on Form 10-K of Synlogic, Inc.

/s/ KPMG LLP

Cambridge, Massachusetts

March 20, 2018